Filed pursuant to Rule No. 424(b)(3)
File Number: 333-130796

GENTIUM S.P.A.

PROSPECTUS SUPPLEMENT NO. 1
DATED APRIL 13, 2006

TO PROSPECTUS DATED
JANUARY 30, 2006

This Prospectus Supplement No. 1 supplements information contained in our prospectus dated January 30, 2006, as amended and supplemented from time to time (the “Gentium Prospectus”). The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Gentium Prospectus.

The primary purpose of this Prospectus Supplement No. 1 is to update certain financial information of Gentium S.p.A. to December 31, 2005.

You should read this Prospectus Supplement No. 1 in conjunction with the Gentium Prospectus. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Gentium Prospectus including any amendments or supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

GENTIUM S.p.A.
Financial Statements
For the Fourth Quarter and Year Ended December 31, 2005

GENTIUM S.p.A.
Financial Statements
For the Fourth Quarter and Year Ended December 31, 2005

GENTIUM S.p.A.
Balance Sheets
(in thousands, except share data)

	As of December 31, 2004	As of December 31, 2005
ASSETS
Cash and cash equivalents	€2,461	€12,785
Receivables	9	8
Receivables from related parties	1,490	1,867
Inventories	886	1,628
Prepaid expenses and other current assets	1,617	918
Total Current Assets	6,463	17,206

Property, manufacturing facility and equipment, at cost	16,152	17,456
Less: Accumulated depreciation	(7,609)	(8,825)
Property, manufacturing facility and equipment, net	8,543	8,631

Intangible assets, net of amortization	243	267
Other non-current assets	660	9
Total Assets	€15,909	€26,113

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Bank overdraft	€100	€-
Accounts payable	3,927	2,644
Payables to related parties	1,498	542
Short-term bank borrowings	2,690	-
Accrued expenses and other current liabilities	432	1,063
Current maturities of long-term debt	2,781	916
Convertible notes payable, net of discount	2,082	-
Deferred income	564	283
Total Current Liabilities	14,074	5,448

Long-term debt, net of current maturities	3,361	2,485
Termination indemnities	548	706
Total Liabilities	17,983	8,639

Share capital (par value: €1.00; 13,300,100 and 12,690,321 shares authorized, 5,000,000 and 9,610,630 shares issued at December 31, 2004 and 2005, respectively)	5,000	9,611
Additional paid in capital	5,834	33,197
Accumulated deficit	(12,908)	(25,334)
Total Shareholders’ Equity (Deficit)	(2,074)	17,494
Total Liabilities and Shareholders’ Equity	€15,909	€26,113

GENTIUM S.p.A.
Statements of Operations
(Unaudited, in thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2004	2005	2004	2005
Revenues:
Sales to affiliates	€1,151	€1,360	€2,870	€3,260
Third party product sales	-	6	243	101
Total product sales	1,151	1,366	3,113	3,361
Other income and revenues	82	70	583	280
Total Revenues	1,233	1,436	3,696	3,641

Operating costs and expenses:
Cost of goods sold	1,126	1,199	2,579	2,920
Charges from affiliates	750	266	1,665	1,047
Research and development	461	1,512	2,922	4,629
General and administrative	592	571	1,194	2,309
Depreciation and amortization	37	40	89	118
	2,966	3,588	8,449	11,023
Operating loss	(1,733)	(2,152)	(4,753)	(7,382)

Foreign currency exchange gain (loss), net	(98)	186	(55)	(249)
Interest income (expense), net	(2,165)	49	(2,192)	(4,148)

Pre-tax loss	(3,996)	(1,917)	(7,000)	(11,779)
Income tax expense (benefit):
Current	(113)	-	65	-
Deferred	65	(598)	(37)	(646)
	(48)	(598)	28	(646)
Net loss	€(4,004)	€(2,515)	€(7,028)	€(12,425)

Net loss per share:
Basic and diluted net loss per share	€(0.80)	€(0.27)	€(1.41)	€(1.79)
Weighted average shares used to compute basic net loss per share	5,000,000	9,391,449	5,000,000	6,933,104
Weighted average shares used to compute diluted net loss per share	5,000,000	9,391,449	5,000,000	6,933,104

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, in thousands)

	For the Three Months Ended December 31		For the Year Ended December 31,
	2004	2005	2004	2005
Cash Flows From Operating Activities:
Net loss	€(4,004)	€(2,515)	€(7,028)	€(12,425)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized foreign exchange loss	313	-	313	575
Depreciation and amortization	386	208	743	1,315
Non cash interest expense	1,972	-	1,972	3,837
Deferred income taxes (benefit)	(9)	598	(37)	646
Write down of inventory to net realizable value	-	161	50	291
Stock based compensation	379	216	379	579
Changes in operating assets and liabilities:
Accounts receivable	(1,098)	(966)	981	(376)
Inventories	423	(106)	534	(1,033)
Prepaid expenses and other current assets	(659)	(206)	(1,784)	(149)
Accounts payable and accrued expenses	102	696	359	(1,793)
Deferred income	(152)	(67)	(353)	(281)
Termination indemnities	24	13	19	158
Income taxes payable	(123)	-	(304)	-
Net cash used in operating activities	(2,446)	(1,968)	(4,119)	(8,657)

Cash Flows From Investing Activities:
Capital expenditures	(823)	(239)	(5,178)	(1,263)
Intangible expenditures	(19)	(63)	(163)	(124)
Net cash used in investing activities	(842)	(302)	(5,341)	(1,387)

Cash Flows From Financing Activities:
Capital contribution	-	-	-	3,900
Proceeds from long-term debt	2,350	-	5,205	-
Repayments of long-term debt	(67)	(111)	(374)	(581)
Proceeds from Series A convertible Notes	4,477	-	4,477	1,459
Repayment of Series A convertible Notes	-	-	-	(4,221)
Proceeds (repayment) of affiliate’s loan	(800)	-	2,200	(2,200)
Proceeds (repayment) from bank overdrafts and short term borrowings	(779)	-	390	(2,790)
Proceeds from initial public offering and private placement, net of offering expenses	-	8,154	-	24,801
Net cash provided by financing activities	5,181	8,043	11,898	20,368

Increase in cash and cash equivalents	1,893	5,773	2,438	10,324

Cash and cash equivalents, beginning of period	568	7,012	23	2,461
Cash and cash equivalents, end of period	€2,461	€12,785	€2,461	€12,785

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company’s manufacturing facility was closed from February through August 2004 for a major upgrade; therefore, comparison of 2005 operating results with 2004 results may not be meaningful. The Company’s financial statements are prepared using the Euro (€), its functional currency. On December 31, 2005, €1.00 = $1.18.

For the fourth quarter ended December 31, 2005 compared with the prior-year’s fourth quarter:

•	Total revenues were €1.44 million, compared to €1.23 million
•	Operating costs and expenses were €3.59 million, compared to €2.97 million
•	Operating loss was €2.15 million, compared to €1.73 million
•	Interest (income) expense, net, was (€0.05) million, compared to €2.16 million
•	Pre-tax loss was € 1.92 million, compared to €4.00 million
•	Net loss was €2.51 million, compared to €4.00 million
•	Basic and diluted net loss per share was €0.27, compared to €0.80

For the year ended December 31, 2005 compared with the prior year:

•	Total revenues were €3.64 million, compared to €3.70 million
•	Operating costs and expenses were €11.02 million, compared to €8.45 million
•	Operating loss was €7.38 million, compared to €4.75 million
•	Interest expense, net, was €4.15 million, compared to €2.20 million
•	Pre-tax loss was €11.78 million, compared to €7.0 million
•	Net loss was €12.43 million, compared to €7.03 million
•	Basic and diluted net loss per share was €1.79 compared to €1.41
•	Cash used in operating activities was €8.7 million, compared to €4.1 million
•	Cash and cash equivalents amounted to €12.8 million as of December 31, 2005.

The Company’s Italian GAAP financial statements will be presented for shareholder approval at the Company’s upcoming annual ordinary shareholders’ meeting.

Operating Results and Trends

The Company’s manufacturing facility was closed from February through August 2004 for a major upgrade; therefore, comparisons of 2005 operating results with 2004 results may not be meaningful.

The fluctuation in product sales revenue for the three- and twelve-month periods compared with the prior year is primarily the result of changes in demand by our principal customer, Sirton, who experienced a slight increase in demand from its principal customer, Crinos, and for the twelve-month period due to a decrease in sales in 2005 compared to 2004 from a customer in Korea. Total revenues for the year ended December 31, 2005 were less than in 2004, in spite of an increase in product sales during the twelve-month period, because of milestone payments earned in 2004.

Cost of goods sold increased during the three and twelve month periods compared with the prior year period. The increase is mainly due to a revision of estimated lives on the Company’s manufacturing facilities and equipment which resulted in lower depreciation expense in the fourth quarter offset by an inventory write-off and an increase in quality control costs. Additionally, in the fourth quarter of 2004 the Company expensed some batch costs associated with the start-up of the revamped manufacturing plant.

Research and development spending increased during the three and twelve-month periods in 2005 compared to 2004 primarily due to the costs for the Company’s Phase II trial in the U.S. for the treatment of Severe VOD and preparations for the Company’s Phase III trial. Additionally during the fourth quarter of 2005 the Company incurred expenses in connection with the preparation of its Phase II/III trial for prevention of VOD in children.

The Company increased its employee headcount from 35 at the end of 2004 to 55 at December 31, 2005. Other general and administrative expense increases were primarily the result of building corporate infrastructure, public company expenses and an increase in internally provided administrative services to replace administrative services previously provided by affiliates, which began to occur in the second quarter. These factors also account for the decrease in charges from affiliates during the periods.

In the fourth quarter of 2004 and the first quarter of 2005, the Company issued approximately $8.0 million of convertible notes. As a result, interest expense increased substantially in 2005. In conjunction with the Company’s initial public offering, $2.9 million of these notes were converted into common equity and the balance was repaid in June and July of 2005. The Company incurred interest expense of €4.3 million, which included non-cash interest expense of €3.8 million from amortization of the issue discount and issue costs on these notes during the year ended December 31, 2005.